

January 17, 2012

<u>Via E-mail</u>
Mr. D. Paul Dascoli
Chief Financial Officer
Express, Inc.
1 Express Drive
Columbus, OH 43230

> **Re:** **Express, Inc.**
> **Form 10-K for Fiscal Year Ended January 29, 2011**
> **Filed March 22, 2011**
> **File No. 001-34742**

Dear Mr. Dascoli:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended January 29, 2011</u>

<u>Report of Independent Registered Public Accounting Firm, page 57</u>

1. We note your auditor's report is dated March 21, 2010. It appears this is a typographical error as the report date precedes the period-end of the financial statements opined upon. Please confirm that an appropriately dated audit report was timely obtained and that you will provide appropriately dated reports in future filings.

<u>Signatures</u>

2. Please confirm in future filings that your report will be signed by your principal financial officer and principal accounting officer in addition to your principal executive officer. See Section D.2(a) of Form 10-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, Raj Rajan at (202) 551-3388, or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director